FILE 82-4297

KCI KONECRANES

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com

19 August, 2004

RECEIVED
2004 AUG 30 A 8:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

04036540

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Announcement published by the Company on 19 August, 2004.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager

PROCESSED
AUG 30 2004
THOMSON FINANCIAL

dlw 8/30

KCI KONECRANES PLC

STOCK EXCHANGE ANNOUNCEMENT 1(2)
19 August, 2004 3.15 p.m.

FRANKLIN RESOURCES HOLDING IN KCI KONECRANES PLC

This is a notice under Chapter 2, Section 10 of the Finnish Securities Market Act. Franklin Resources Inc. (trade reg. 13-2670991) notified on August 19, 2004 KCI Konecranes Plc and the Financial Supervision Authority of Finland the following:

As a result of a share transaction concluded on August 2, 2004 Franklin Resources, Inc. controls the voting rights pertaining to 14.17 % of the shares of KCI Konecranes Plc (on May 6, 2004 the number was 15.32 %). The holdings of the shares and voting rights are distributed between mutual funds and separate accounts managed by affiliated investment advisers on Franklin Resources, Inc.

The mutual funds of Franklin Resources hold a total of 3.33 % of the voting rights and the share capital in KCI Konecranes Plc. While affiliated investment advisers of Franklin Resources, Inc. under applicable account management agreements are granted voting authority as regards the relevant account holder's shares in KCI Konecranes Plc amounting to 10.84 % of the voting rights in the Company.

KCI Konecranes has only one class of shares and each share entitles to one vote. The share capital is EUR 28,617,260 and the total number of shares is 14,308,630.

The holdings were distributed on August 2, 2004 as follows:

Holdings by mutual Funds of Franklin Resources	Number	% of total shares and voting rights
Franklin Templeton Investments (Asia Ltd.)	8,635	0.06
Franklin Templeton Investments Australia Ltd	24,300	0.17
Franklin Templeton Investments Corp.	17,195	0.12
Franklin Templeton Investment Mgmt., Ltd.	401,875	2.81
Templeton Investment Counsel, LLC	24,105	0.17
TOTAL	476,110	3.33